UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number 001-42483

TJGC GROUP LIMITED

(Translation of registrant’s name into English)

Unit F, 12/F

Kaiser Estate

Phase 1

41 Man Yue Street

Hunghom, Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Name Change

On October 31, 2025, the board of directors of CTRL Group Limited, now known as TJGC Group Limited (the “Company”) and holders of a majority of the issued and outstanding voting stock of the Company, acting by written consent in lieu of a meeting, in accordance with the applicable provisions of Marshall Island Business Corporations Act and the Company’s Bylaws, approved a change of the name of the Company to “TJGC Group Limited”. The name change was approved by the Registrar of Corporate Affairs in the British Virgin Islands on November 11, 2025, and become effective that same day.

The Company’s ordinary shares will continue be listed and traded on the Nasdaq Capital Market under the current ticker symbol “MCTR”. The CUSIP number for the Company’s ordinary shares will remain unchanged.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
3.1	Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 20, 2025	TJGC Group Limited

	By:	/s/ Guo Bin
Guo Bin
Chief Executive Officer

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